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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                         SCIENTIFIC LEARNING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   808760 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 30, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 pages

                                  SCHEDULE 13D

---------------------------                                  -------------------
CUSIP No.      808760 10 2                                    Page 2 of 17 Pages
---------------------------                                  -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Ventures, L.P.                    I.R.S. #13-3784037

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                              (a) [ ]
                                                              (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)

----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,153,304
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                9,153,304
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,153,304

----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                  -------------------
CUSIP No.      808760 10 2                                    Page 3 of 17 Pages

---------------------------                                  -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)

----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   9,153,304
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,153,304
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,153,304

----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP No.     808760 10 2                                     Page 4 of 17 Pages
--------------------------                                   -------------------


---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC (See Item 3 for description of consideration)

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e) [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   9,153,304
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,153,304
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,153,304

---------- ---------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on March 19, 2001 (such Schedule 13D, as so amended, the "Schedule 13D") relating to the Common Stock, par value $0.001, of Scientific Learning Corporation, a corporation organized under Delaware law (the "Company") and is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg, Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPV and WP, the "Reporting Entities"). This Amendment and the Schedule 13D relate to the Company's Common Stock. Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of the Company, par value $0.001 per share.

     This Amendment to the Schedule 13D is being filed after a direct acquisition of 4,000,000 shares of the Common Stock, which is described in Item 3 hereof.

Item 2. Identity and Background.

     (a) Schedule I to Item 2(a) of the Schedule 13D is hereby amended in its entirety and is replaced with Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "Pursuant to a Stock Purchase Agreement made as of November 7, 2001, by and between the Company and WPV (the "Stock Purchase Agreement"), WPV agreed to purchase from the Company, and the Company agreed to sell to WPV, 4,000,000 shares of the Common Stock (the "Purchased Shares") at a price of $1.25 per share, for an

                               Page 5 of 17 Pages
aggregate purchase price of $5,000,000. The closing of the purchase and sale of the Purchased Shares occurred as of November 30, 2001.

     Pursuant to an Agreement to Issue Warrant and Grant of Security Interest, dated as of March 9, 2001, between the Company and WPV, Inc., a Delaware corporation and a wholly owned subsidiary of WPV, WPV, Inc. received a warrant to acquire 1,375,000 shares of the Common Stock at a price of $8.00 per share (the "Warrant") in exchange for consideration in the form of an unlimited guaranty delivered by WPV, Inc. (the "Guaranty") of a $15,000,000 revolving line of credit issued by Fleet National Bank (the "Bank") in favor of the Company and the issuance by The Chase Manhattan Bank USA, N.A. of a letter of credit for the benefit of the Bank on the account of WPV, Inc. The Warrant is immediately exercisable and expires on March 9, 2008. With effect as of March 9, 2001, WPV, Inc. distributed the Warrant to WPV as a dividend.

     Prior to the Company's initial public offering of the Common Stock in July 1999, WPV held 3,544,972 shares of the Common Stock directly and held immediately exercisable warrants to acquire 116,666 shares of the Common Stock at a price of $9.00 per share. These warrants were acquired in transactions involving first the issuance of an unlimited guaranty delivered by WPV with respect to a prior revolving line of credit for the Company and subsequently the loan by WPV of funds to the Company. Both of these prior financings have been repaid in full.

     The remainder of the shares of Common Stock held by WPV were acquired either in open market purchases or privately negotiated transactions involving less than 2% of the outstanding shares of Common Stock.

                               Page 6 of 17 Pages

     All of the funds required to acquire the warrants and shares of Common Stock held by WPV were obtained from the working capital of WPV."

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "The acquisition by WPV of the Common Stock was effected because of the Reporting Entities' belief that the Common Stock represents an attractive investment. Prior acquisitions of the Common Stock and warrants of the Company were made on the basis of similar beliefs. The Reporting Entities may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, warrants to acquire shares of Common Stock, or further investments by them in the Company, which acquisitions or investments could be material. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an

                               Page 7 of 17 Pages
extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above."

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "(a) As of December 7, 2001 WPV beneficially owned 9,153,304 shares of the Common Stock. By reason of their respective relationships with WPV, each of the Reporting Entities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of the Common Stock that WPV beneficially owns.

     The 9,153,304 Shares of the Common Stock represented approximately 54.0% of the outstanding Common Stock, based on: (i) the 11,475,503 shares of Common Stock

                               Page 8 of 17 Pages
outstanding as of September 30, 2001, as represented by the Company in its Form 10-Q for the quarter ended September 30, 2001; (ii) the 4,000,000 newly issued shares of Common Stock issued to WPV in connection with the purchase and sale under the Stock Purchase Agreement; and (iii) the immediately exercisable warrants to acquire 1,491,666 shares of the Common Stock held by WPV as of December 7, 2001.

     (b) WPV has the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 9,153,304 shares of Common Stock beneficially owned by WPV. By virtue of its ownership position in WPV, WP may be deemed to, and, by virtue of their control position with respect to WPV, WP and WP LLC may be deemed to, have shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 9,153,304 shares of Common Stock beneficially owned by WPV.

     (c) During the last sixty days the acquisition of the Purchased Shares under the Stock Purchase Agreement was the only transaction involving the Common Stock effected by the Reporting Entities or by any of the other Persons set forth on Schedules I and II hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."

                               Page 9 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Stock Purchase Agreement was entered into as of November 7, 2001 and is described herein in Item 3. The summary of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is incorporated herein by reference to Exhibit 10.22 to the Company's Form 10-Q for the period ended September 30, 2001, filed with the Commission on November 14, 2001.

     Pursuant to the terms of an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 30, 1998, among the Company, WPV and certain other shareholders of the Company, as amended by an Amendment No. 1 to the Registration Rights Agreement, effective as of March 9, 2001, by and among the Company, WPV and WPV, Inc. (the "Registration Rights Agreement Amendment"), the Company has agreed, among other things, to provide WPV and certain other shareholders with demand and piggyback registration rights with respect to certain shares of the Common Stock and certain securities of the Company convertible into shares of the Common Stock. Pursuant to the Registration Rights Agreement, WPV and the other shareholders party thereto have agreed to be bound by certain restrictions on the transfer of shares of the Common Stock and certain other securities of the Company. In connection with the acquisition of the Warrant, the Registration Rights Agreement was amended by execution of the Registration Rights Agreement Amendment to provide registration rights with respect to all of the shares of the Common Stock issuable upon exercise of the warrants then held by WPV and WPV, Inc., and up to an additional 1,000,000 shares of Common Stock that WPV, WPV, Inc. or any of their affiliates may in the future acquire from the Company or in the open market. In

                               Page 10 of 17 Pages
connection with the closing under the Stock Purchase Agreement, the Registration Rights Agreement was further amended by execution of an Amendment No. 2 to the Registration Rights Agreement (the "Registration Rights Amendment No. 2") to provide registration rights with respect to the Purchased Shares. The foregoing summary of the Registration Rights Agreement, the Registration Rights Agreement Amendment is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-K for the fiscal year ended December 31, 1999, filed with the Commission on March 23, 2000, by reference to the Registration Rights Agreement Amendment, which is incorporated herein by reference to Exhibit 4.4 to the Form 8-K filed by the Company with the Commission on March 12, 2001, and by reference to the Registration Rights Amendment No. 2, which is incorporated herein by reference to Exhibit 4.4 to the Company's Form 8-K, filed with the Commission on December 7, 2001.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company."

                               Page 11 of 17 Pages

Item 7. Material to be Filed as Exhibits.

     1. Stock Purchase Agreement, made as of November 7, 2001, by and among WPV and the Company (incorporated by reference to Exhibit 10.22 to the Company's Form 10-Q for the period ended September 30, 2001, filed with the Commission on November 14, 2001).

     2. Amendment No. 2 to Amended and Restated Registration Rights Agreement, dated as of November 30, 2001 among the Company, WPV and WPV, Inc. (incorporated by reference to Exhibit 4.4 to Form 8-K of Scientific Learning Corporation filed with the Commission on December 7, 2001).

                               Page 12 of 17 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  December 7, 2001               WARBURG, PINCUS VENTURES, L.P.

                                       By:     Warburg, Pincus & Co.,
                                               General Partner

                                       By:     /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                       Name:   Reuben S. Leibowitz
                                       Title:  Partner

Dated:  December 7, 2001               WARBURG, PINCUS & CO.

                                       By:     /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                       Name:   Reuben S. Leibowitz
                                       Title:  Partner

Dated:  December 7, 2001               WARBURG PINCUS LLC

                                       By:     /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                       Name:   Reuben S. Leibowitz
                                       Title:  Member

                               Page 13 of 17 Pages

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is WP. WPV, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
       NAME                           WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman of
                           the Board and Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------
---------------------
* New York limited partnership; primary activity is ownership interest in WP and WP LLC.
** New York limited partnership; primary activity is ownership interest in WP.

                               Page 14 of 17 Pages

                               MEMBERS OF WP LLC
                               -----------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP LLC, AND POSITIONS
            NAME                      WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman of the Board and Chief
                           Executive Officer of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

                               Page 15 of 17 Pages

                          -----------------------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP LLC, AND POSITIONS
            NAME                      WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------


(1)      Citizen of France
(2)      Citizen of Japan
(3)      Citizen of Germany
(4)      Citizen of Korea
(5)      Citizen of Italy
(6)      Citizen of India
(7)      Citizen of United Kingdom
(8)      Citizen of Canada
(9)      Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                               Page 16 of 17 Pages

                                  Exhibit Index

Exhibit 1 Stock Purchase Agreement, made as of November 7, 2001, by and between Scientific Learning Corporation (the "Company") and Warburg, Pincus Ventures, L.P. (incorporated by reference to
               Exhibit 10.22 to the Company's Form 10-Q for the period ended September 30, 2001, filed with the Commission on November 14,
               2001).

Exhibit 2 Amendment No. 2 to the Amended and Restated Registration Rights Agreement dated as of December 30, 1998, among the Company and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 7, 2001).

                               Page 17 of 17 Pages